UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CENVEO, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

15670S105
 (CUSIP Number)

February 22, 2013
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. 15670S105	Page 2 of 11 Pages

1.	Names of Reporting Persons. GLOBAL CAPITAL MANAGEMENT, INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	3,451,337
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	3,451,337

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,451,337
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person: CO, HC

CUSIP No. 15670S105	Page 3 of 11 Pages

1.	Names of Reporting Persons. EBF & ASSOCIATES, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	3,451,337
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	3,451,337

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,451,337
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person: IA, PN

CUSIP No. 15670S105	Page 4 of 11 Pages

1.	Names of Reporting Persons. LYDIARD PARTNERS III, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	2,197,171
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	2,197,171

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,197,171
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.4%
12.	Type of Reporting Person: CO

CUSIP No. 15670S105	Page 5 of 11 Pages

1.	Names of Reporting Persons. MICHAEL J. FREY
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	3,451,337
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	3,451,337

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,451,337
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person: IN, HC

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Cenveo, Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Canterbury Green, 201 Broad Street, Stamford, CT 06901

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed by Global Capital Management, Inc. (“GCM”), a co-general partner of Merced Partners Limited Partnership (“First MP”) and the general partner of EBF & Associates, L.P. (“EBF”); EBF, the investment adviser to and a co-general partner of First MP and the investment adviser to Merced Partners III, L.P. (“Second MP”); Lydiard Partners III, LLC (“Lydiard”), the general partner of Second MP; and Michael J. Frey (“Mr. Frey”), the majority owner of EBF and the majority owner, Chairman, and Chief Executive Officer of GCM (each of whom may be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons”).  The positions reported herein, which are beneficially owned by the Reporting Persons, are held for the account of First MP and Second MP.  The Reporting Persons disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305.

Item 2(c).	Citizenship:

i)   GCM is a Delaware corporation;

ii)  EBF is a Delaware limited partnership;

iii) Lydiard is a Delaware limited liability company; and

iv) Mr. Frey is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

15670S105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 7 of 11 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of March 1, 2013, each of GCM, EBF and Mr. Frey may be deemed to be the beneficial owner of 3,451,337 Shares, which amount includes (i) 1,254,166 Shares held for the account of the First MP and (ii) 2,197,171 Shares held for the account of Second MP.  As of March 1, 2013, Lydiard may be deemed the beneficial owner of 2,197,171 Shares held for the account of Second MP.

Item 4(b)	Percent of Class:

As of March 1, 2013, each of GCM, EBF and Mr. Frey may be deemed the beneficial owner of approximately 5.4% of Shares outstanding and Lydiard may be deemed the beneficial owner of approximately 3.4% of Shares outstanding.  (There were 63,762,268 Shares outstanding as of November 6, 2012, according to the Issuer’s quarterly report on Form 10-Q, filed November 7, 2012.)

Item 4(c)	Number of Shares as to which such person has:

GCM, EBF and Mr. Frey:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	3,451,337

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	3,451,337

Lydiard:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	2,197,171

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	2,197,171

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 8 of 11 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL CAPITAL MANAGEMENT, INC.

By:	/s/ Michael J. Frey
Name:	Michael J. Frey
Title:	Chairman and Chief Executive Officer

EBF & ASSOCIATES, L.P.

By: GLOBAL CAPITAL MANAGEMENT, INC., General Partner

By:	/s/ Michael J. Frey
Name:	Michael J. Frey
Title:	Chairman and Chief Executive Officer

LYDIARD PARTNERS III, LLC

By:	/s/ Michael J. Frey
Name:	Michael J. Frey
Title:	Chairman and Chief Executive Officer

/s/ Michael J. Frey
Michael J. Frey

March 4, 2013

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Cenveo, Inc., dated as of March 4, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

GLOBAL CAPITAL MANAGEMENT, INC.

By:	/s/ Michael J. Frey
Name:	Michael J. Frey
Title:	Chairman and Chief Executive Officer

EBF & ASSOCIATES, L.P.

By: GLOBAL CAPITAL MANAGEMENT, INC., General Partner

By:	/s/ Michael J. Frey
Name:	Michael J. Frey
Title:	Chairman and Chief Executive Officer

LYDIARD PARTNERS III, LLC

By:	/s/ Michael J. Frey
Name:	Michael J. Frey
Title:	Chairman and Chief Executive Officer

/s/ Michael J. Frey
Michael J. Frey

March 4, 2013